

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 9, 2024

Julie Whalen
Chief Financial Officer
Expedia Group, Inc.
1111 Expedia Group Way W
Seattle, WA 98119

Re: Expedia Group, Inc.
Form 10-K for the year ended December 31, 2023
Filed February 9, 2024
Form 8-K filed February 8, 2024
File No. 001-37429

Dear Julie Whalen:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 8-K filed February 8, 2024

Adjusted Net Income (Loss), page 9

1. Your disclosure in Note (a) indicates that you changed your methodology for the computation of the effective tax rate on pretax adjusted net income to a long-term projected tax rate, effective January 1, 2023. Please explain to us how you determined your non-GAAP financial measure complies with Question 102.11 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures. In this regard, Question 102.11 states, in part, that “If a measure is a performance measure, the registrant should include current and deferred income tax expense commensurate with the non-GAAP measure of profitability.”

<u>Adjusted Net Income (Loss) & Adjusted EPS, page 13</u>

2.   Please provide a reconciliation of the per share Adjusted earnings per share attributable to Expedia Group, Inc. to per share GAAP diluted earnings per share. Refer to Item 10(e)(1)(i)(B) of Regulation S-K and Question 102.05 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jennifer O'Brien at 202-551-3721 or Craig Arakawa at 202-551-3650 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation